Exhibit 3.1

AMENDMENT
TO THE BY-LAWS OF
ASTRONICS CORPORATION

The By-Laws of Astronics Corporation are hereby amended, effective as of September 21, 2018, to add the following new Article XIV:
ARTICLE XIV
EXCLUSIVE FORUM
Sec. 1. EXCLUSIVE FORUM. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the New York Business Corporation Law or the Certificate of Incorporation or these By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine, shall be a state court located within the County of Erie in the State of New York (or, if no state court located within the County of Erie in the State of New York has jurisdiction, the U.S. District Court for the Western District of New York (Buffalo Division)).